Exhibit 4.6(a)

AMENDMENT TO
SEABULK INTERNATIONAL, INC.
STOCK OPTION PLAN FOR DIRECTORS

     WHEREAS, SEABULK INTERNATIONAL, INC., formerly known as HVIDE MARINE INCORPORATED (the “Company”), has heretofore adopted the HVIDE MARINE INCORPORATED STOCK OPTION PLAN FOR DIRECTORS (the “Plan”); and

     WHEREAS, the Company desires to amend the Plan in certain respects; and

     WHEREAS, the Compensation Committee of the Board of Directors of the Company has authorized this amendment on April 18, 2005.

     NOW, THEREFORE, the Plan shall be amended as follows, effective as of April 18, 2005:

I. Section 5.3 of the Plan shall be deleted and replaced with the following:

     “5.3 Adjustment in Capitalization.

In the event of stock dividends, spin offs of assets or other extraordinary dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations, reorganizations, liquidations, issuances of rights or warrants and similar transactions or events, the number of shares of Stock that may be issued under the Plan, as well as the number or type of shares or other property subject to outstanding Options and the applicable option or purchase price per share, shall be adjusted appropriately by the Committee, as determined in its sole discretion.”

II. As amended hereby, the Plan is specifically ratified and reaffirmed.